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                                           Filed by Jupiter Communications, Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933
                                 and deemed filed pursuant to Rule 14a-12 of the
                                                 Securities Exchange Act of 1934
                                   Subject Company: Jupiter Communications, Inc.
                                                   Commission File No. 000-27537

FOR IMMEDIATE RELEASE


CONTACTS:
Investors                     Media                           Media
Susan Hickey                  Kate Berg                       Stacie Leone
Media Metrix                  Jupiter Communications          Media Metrix
212-515-8738                  917-534-6142                    212-329-6031
shickey@mmxi.com              kberg@jup.com                   sleone@mmxi.com

                   MANAGEMENT TEAM AND ORGANIZATION ANNOUNCED
                            FOR JUPITER MEDIA METRIX

         New Organization Positions Company as Leader in Market Intelligence for the New Economy


         NEW YORK, NY SEPT. 14, 2000 - Tod Johnson, chairman and chief executive officer of Media Metrix, Inc. (NASDAQ: MMXI), and Gene DeRose, chairman and chief executive officer of Jupiter Communications, Inc. (NASDAQ: JPTR) today announced the management team and organization of Jupiter Media Metrix, which will take effect when the merger closes later this month.


         Mr. Johnson, who will become Jupiter Media Metrix' chairman and CEO, and Mr. DeRose, who will be vice chairman, president and chief operating officer, said the organization is designed to build on the new company's leading brands, accelerate the development of products and services, efficiently reach new and existing customers and markets, and rapidly extend the company's leadership position worldwide.


         Jupiter Media Metrix will be organized around its core businesses: measurement, analysis, intelligence and events, with an international division focusing on the company's rapid global expansion. Five business units - Media Metrix, AdRelevance, Jupiter Research, Jupiter Events and Jupiter Media Metrix International - have been defined to organize these core businesses.


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         Mary Ann Packo, currently Media Metrix' president and chief operating officer, will become group president, overseeing the company's measurement and international businesses. Douglas McFarland, currently senior vice president, Media Metrix, will become president, Media Metrix, and Will Hodgman, currently president, AdRelevance, will continue as president, AdRelevance. Both Mr. McFarland and Mr. Hodgman will report to Ms. Packo. Ms. Packo will serve as acting president of Jupiter Media Metrix International, and will also oversee the company's corporate marketing activities and product integration initiatives.


         Kurt Abrahamson, currently Jupiter's president and chief operating officer, will become group president, overseeing the company's analysis and events businesses. Peter Storck, currently senior vice president, Jupiter Research, will become president, Jupiter Research, and Joy Cerequas, currently vice president, Jupiter Conferences, will be acting president, Jupiter Events. Mr. Storck and Ms. Cerequas will report to Mr. Abrahamson. In addition, Mr. Abrahamson will oversee several corporate functions including human resources, IT activities and a number of sales integration initiatives.


         Ms. Packo and Mr. Abrahamson will report to Mr. DeRose.


         In a separate announcement today, the companies named Jean Robinson, currently Jupiter's chief financial officer, as chief financial officer, Jupiter Media Metrix, reporting to Mr. Johnson. Ms Robinson will have worldwide responsibility for Jupiter Media Metrix' financial activities as well as corporate administration, investor relations and legal.


         Tom Lynch, currently Media Metrix' chief financial officer, plans to leave the company in early November to pursue an opportunity as chief operating officer with an early stage financial services company based near his home in Westchester County, New York.


         Mr. Johnson and Mr. DeRose also named individuals to lead specific product and


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sales integration teams. Nicole Vanderbilt, currently vice president and senior analyst with Jupiter, will head up Jupiter Media Metrix' product integration initiatives, identifying and defining new products based on the company's unparalleled measurement and analysis capabilities. Ms. Vanderbilt will report to Ms. Packo. Kitty Kolding, currently vice president of sales, Jupiter, will report to Mr. Abrahamson and oversee sales integration programs, identifying opportunities to leverage sales resources to deliver world-class sales and client services to Jupiter Media Metrix clients around the world.


         "We are delighted that we will have this outstanding management team in place on day one," said Mr. Johnson. "This rapid integration of our complementary organizations will enable us to quickly deliver increased value to clients and shareholders."


         Mr. DeRose added: "This organization builds on the leadership of our existing brands and organizations, and positions us for future growth. We're looking forward to leveraging the strengths of every Jupiter Media Metrix employee as we redefine the landscape of Internet research and seize the tremendous opportunities ahead of us."


         Shareholder votes are scheduled for Sept. 20, 2000 in New York City. Jupiter Media Metrix stock will trade under the symbol JMXI on the NASDAQ National Market System.


ABOUT MEDIA METRIX

         Media Metrix, Inc., with more than 900 clients, is the leader and pioneer in Internet and Digital Media measurement and the industry's source for the most comprehensive, reliable, and timely audience ratings, e-commerce, advertising and technology measurement services. Media Metrix' AdRelevance division, through its superior ad tracking technology, provides clients the most comprehensive data on where, when, how and how much Web marketers and their competition are advertising online.


         Media Metrix has worldwide majority-owned operations through partnerships with media and market research leaders around the world. Media Metrix' European


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affiliate, known as MMXI Europe, operates in Denmark, France, Germany, Italy,
Spain, Sweden and the United Kingdom. Media Metrix also operates in Australia, Canada, Japan, Latin America and the United States. The company provides advertising agencies, media companies, e-commerce marketers, financial services and technology companies with the most comprehensive coverage of all Digital Media (including more than 25,000 Web sites and online properties). Media Metrix utilizes its patented operating-system metering methodology to track Internet and Digital Media audience usage behavior in real-time - click-by-click, page-by-page, minute-by-minute. Media Metrix has a sample of more than 100,000 people under measurement worldwide, yielding monthly, weekly, and daily data collection and reporting. Please visit www.mediametrix.com for more information.


ABOUT JUPITER COMMUNICATIONS

Jupiter Communications, Inc. (NASDAQ: JPTR) is a leading provider of research on Internet commerce. Jupiter's research, which is solely focused on the Internet economy, provides clients with comprehensive views of industry trends, forecasts, and best practices. The company's research services are provided primarily through its continuous subscription services. Jupiter also produces a wide range of conferences that offer senior executives the opportunity to hear firsthand the insights of its analysts and the leading decision-makers in the Internet and technology industries. Jupiter Communications is based in New York City, with operations in London, San Francisco, Stockholm, Sydney and Tokyo. For more information on Jupiter Communications visit www.jup.com.

         Cautionary Note Regarding Forward-Looking Statements under the Private Securities Litigation Reform Act of 1995: Information in this release that involves each of Jupiter's, Media Metrix' and, assuming the merger is completed, the combined company's expectations, beliefs, hopes, plans, intentions or strategies regarding the future are forward-looking statements that involve risks and uncertainties. These statements include statements about Jupiter's, Media Metrix' and the combined company's strategies in the marketplace, their market positions and their relationships with customers. All forward-looking statements included in this release are based upon information available to Jupiter and Media Metrix as of the date of the release, and neither Jupiter, Media Metrix nor the combined company assumes any obligation to update any such forward-looking statement. These statements are not guarantees of future performance and


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actual results could differ materially from each company's current expectations.
Factors that could cause or contribute to such differences include, but are not limited to, the completion of the merger, and if completed, the successful integration of the two companies. The risks associated with Jupiter's business that may affect its operating results are discussed in Jupiter's Annual Report on Form 10-K for the year ended December 31, 1999 filed with the Securities and Exchange Commission ("SEC") on March 30, 2000 and Jupiter's quarterly reports on Form 10-Q filed with the SEC. The risks associated with Media Metrix' business that may affect its operating results are discussed in Media Metrix' Annual Report on Form 10-K for the year ended December 31, 1999 filed with the SEC on March 28, 2000 and Media Metrix' quarterly reports on Form 10-Q filed with the SEC. You are encouraged to read this information carefully.

         Additional Information and Where to Find It: Media Metrix has filed a Registration Statement on SEC Form S-4 and Jupiter has filed a proxy statement with the SEC in connection with the merger, and Jupiter and Media Metrix have mailed a Joint Proxy Statement/Prospectus to stockholders of Jupiter and Media Metrix containing information about the merger. Investors and security holders are urged to read the Registration Statement and the Joint Proxy Statement/Prospectus carefully. The Registration Statement and the Joint Proxy Statement/Prospectus contain important information about Jupiter, Media Metrix, the merger, the persons soliciting proxies relating to the merger, their interests in the merger, and related matters. Investors and security holders may obtain free copies of these documents, as well as each company's other SEC filings, through the website maintained by the SEC at http://www.sec.gov. Free copies of the Joint Proxy Statement/Prospectus and Jupiter's other SEC filings may be obtained from Jupiter by directing a request through the Investors Relations portion of Jupiter's website at http://www.jup.com or by mail to Jupiter Communications, Inc., 627 Broadway, 2nd Flr. New York, NY 10012,
Attention: Investor Relations, Telephone: (212) 780-6060. Free copies of the Joint Proxy Statement/Prospectus and Media Metrix' other SEC filings may be obtained from Media Metrix by directing a request through the Investors Relations portion of Media Metrix' website at http://www.mediametrix.com or by mail to Media Metrix, Inc., 250 Park Avenue South, 7th Flr. New York, NY 10003,
Attention: Investor Relations, Telephone: (212) 515-8700.

         In addition to the Registration Statement and the Joint Proxy Statement/Prospectus, Jupiter and Media Metrix file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information filed by Jupiter or Media Metrix at the SEC public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at any of the SEC's other public reference rooms in New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Jupiter's and Media Metrix' filings with the SEC are also available to the public from commercial document-retrieval services and at the website maintained by the SEC at http://www.sec.gov.


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